




10027292

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66376

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2009   AND ENDING   12/31/2009

                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

8315 Cantrell Road, Suite 200

(No. and Street)

Little Rock   Arkansas   72227

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Grace Hobbs   (501) 223-4301

                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP

(Name – *if individual, state last, first, middle name*)

400 West Capitol, Suite 2500 Little Rock   Arkansas   72201
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Richard W. Johnson, President__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Simmons First Investment Group, Inc.__ , as of __December 31__ , 20 __09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Accountants' Report on Internal Control.
**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Notary stamp: KAREN LOCKARD NOTARY My Comm. Expires 03-10-2013 PUBLIC PULASKI COUNTY, ARK

Simmons First Investment Group, Inc.

Accountants' Report and Financial Statement

December 31, 2009 and 2008



CPAs & Advisors

Simmons First Investment Group, Inc.
December 31, 2009 and 2008

Contents



400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501.372.1040   Fax 501.372.1250   www.bkd.com

Independent Accountants' Report

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

We have audited the accompanying statements of financial condition of Simmons First Investment
Group, Inc. (a wholly owned subsidiary of Simmons First National Bank) as of December 31, 2009 and
2008. These financial statements are the responsibility of the Company's management. Our
responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of
America. Those standards require that we plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material misstatement. An audit includes examining,
on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit
also includes assessing the accounting principles used and significant estimates made by management, as
well as evaluating the overall financial statement presentation. We believe that our audits provide a
reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the
financial position of Simmons First Investment Group, Inc. as of December 31, 2009 and 2008, in
conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Little Rock, Arkansas
February 16, 2010

experience **BKD**



Simmons First Investment Group, Inc.
Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
Assets		
Cash	$ 43,795	$ 30,241
Deposits with clearing organization	80,000	50,000
Securities owned at market value	5,357,964	4,850,000
Premises and equipment, net	9,644	9,660
Deferred income taxes	22,035	20,932
Receivable from clearing organization	232,213	63,226
Other assets	61,558	3,559
Total assets	$ 5,807,209	$ 5,027,618
Liabilities and Stockholder's Equity		
Liabilities		
Payable to clearing organization	$ 15,168	$ 1,825
Income taxes payable to affiliate	62,635	14,501
Accounts payable and accrued expenses	317,758	106,788
Total liabilities	395,561	123,114
Stockholder's equity		
Common stock, $.01 par value; authorized 1,000,000 shares; issued and outstanding: 1,000 shares	10	10
Additional paid-in capital	4,999,990	4,999,990
Retained earnings (deficit)	411,648	(95,496)
Total stockholder's equity	5,411,648	4,904,504
Total liabilities and stockholder's equity	$ 5,807,209	$ 5,027,618

See Notes to Financial Statement

Simmons First Investment Group, Inc.
Notes to Financial Statement
December 31, 2009 and 2008

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Simmons First Investment Group, Inc. (the Company) (a wholly owned subsidiary of Simmons First National Bank (the Bank), which is a wholly owned subsidiary of Simmons First National Corporation (the Corporation)) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of services, including principal transactions, agency transactions and participation in syndicate and selling group of various underwriting activities. The Company earns its revenue primarily from the sale of fixed-income securities, i.e., U.S. government securities, U.S. agency securities, municipal securities, corporate bonds and money market instruments to both institutional and individual customers.

The Company conducts its business primarily in the state of Arkansas and is subject to competition from other securities dealers. The Company is also subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and securities segregated under federal and other regulations are not considered as a cash equivalent because such assets would be segregated for the benefit of customers only. At December 31, 2009 and 2008, no amounts were required to be segregated pursuant to federal and other regulations.

Simmons First Investment Group, Inc.
Notes to Financial Statement
December 31, 2009 and 2008

Securities Transactions

Trading activities are engaged in by the Company both for its own account and on behalf of its customers and are recorded on the trade date as they settled. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Quoted market prices, when available, are used to determine the fair value of trading instruments. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

Premises and Equipment

Depreciable assets are stated at cost, less accumulated depreciation. Depreciation is charged to expense, using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized by the straight-line method over the terms of the respective leases or the estimated lives of the improvements, whichever is shorter.

Off-Balance-Sheet Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and procedures to ensure that customer transactions are executed properly by the clearing broker-dealer.

Commissions

Customers' securities transactions are reported on a settlement date basis with related commission revenues and related expenses recorded on a trade date basis.

Income Taxes

The Company participates in the filing of a consolidated income tax return with its parent company, Simmons First National Bank, and its parent, Simmons First National Corporation, and other affiliated companies. Each member's tax is computed on a separate return basis.

Simmons First Investment Group, Inc.
Notes to Financial Statement
December 31, 2009 and 2008

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statements and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Employee Benefit Plans

At December 31, 2009 and 2008, the Company participates in both a 401(k) retirement plan and a profit sharing plan of the Corporation.

Note 2: Securities Owned

The fair values of securities owned are as follows:

	2009	2008
U.S. government and agency securities	$ 7,964	$ -
Money market funds	5,350,000	4,850,000
Total	$ 5,357,964	$ 4,850,000

Note 3: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2009	2008
Leasehold improvements	$ 78,369	$ 78,369
Equipment	317,470	320,503
	395,839	398,872
Less accumulated depreciation	386,195	389,212
Net premises and equipment	$ 9,644	$ 9,660

Simmons First Investment Group, Inc.
Notes to Financial Statement
December 31, 2009 and 2008

Note 4:   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 and 2008, the Company had:

	2009	2008
Net capital, as defined	$ 4,798,890	$ 4,363,166
Required net capital	(250,000)	(250,000)
Excess net capital	$ 4,548,890	$ 4,113,166
Ratio of aggregate indebtedness to net capital	0.0824 to 1	0.0282 to 1

Note 5:   Related Party Transactions

The Company has entered into agreements with the Bank where the Bank has agreed to provide various services for the Company and share the cost of employment of certain associates who are also active officers of the Bank. The Company also records its share of expense for these services as part of an expense sharing agreements entered into during the period ending December 31, 2009. At December 31, 2009 and 2008, the Company did not have any amount payable to the Bank.

Note 6:   Disclosures About Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, which was subsequently incorporated into the FASB Accounting Standards Codification (ASC) as Topic 820. Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Topic 820 has been applied prospectively as of the beginning of the year.

Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1   Quoted prices in active markets for identical assets or liabilities

Simmons First Investment Group, Inc.
Notes to Financial Statement
December 31, 2009 and 2008

Level 2   Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the inputs and valuation methodologies used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying statements of financial condition, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Securities Owned

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. Currently, all of the Company's securities are considered to be Level 1 securities.

The following table presents estimated fair values of the Company's financial instruments.

| | | Fair Value Measurements Using | | |
	Fair Value	Quote Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Observable Inputs (Level 3)
Securities owned	$ 5,357,964	$ 5,357,964	$ 0	$ 0

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents

The carrying amount approximates fair value.

Simmons First Investment Group, Inc.
Notes to Financial Statement
December 31, 2009 and 2008

Securities

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.

Note 7: Leases

The Company has one noncancellable operating lease, primarily for office space, that expires in one year. This lease contains a renewal option for three two-year periods.

Future minimum lease payments under operating leases for the year ending December 31, 2010, are $84,326.

Note 8: Subsequent Events

Subsequent events have been evaluated through February 16, 2010, which is the date the financial statements were issued.


Independent Accountants' Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Simmons First Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Simmons First Investment Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Simmons First Investment Group, Inc.'s management is responsible for Simmons First Investment Group, Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger, noting no differences.

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, less revenue report on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Noted no adjustments to be reported in Form SIPC-7T.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the listing of assessment payments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.





9

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Little Rock, Arkansas
February 16, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 1⁵ᵗ St. N.W. Suite 800, Washington, D.C. 2⁰⁰⁵-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 066376 FINRA DEC
> SIMMONS FIRST INVESTMENT GROUP INC   14*14
> 8315 CANTRELL RD STE 200
> LITTLE ROCK AR 72227-2355

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Grace H. Hobbs   (501)223-4350

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 5,272

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (1,738   )

   7/22/09
   Date Paid

   C. Less prior overpayment applied   (0   )

   D. Assessment balance due or (overpayment)   3,534

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 3,534

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 3,534

   H. Overpayment carried forward $(0   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Simmons First Investment Group, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the __2nd__ day of __February__, 20 10 __.

Vice President & Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,600,957

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   0

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   215,025

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   188,926

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   88,262

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

       (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

       Enter the greater of line (i) or (ii)

       Total deductions   492,213

2d. SIPC Net Operating Revenues $ 2,108,744

2e. General Assessment @ .0025 $ 5,272

(to page 1 but not less than $150 minimum)

2